NEWS RELEASE

March 26, 2010	Release 03-2010

WESTERN COPPER ANNOUNCES NEW DIRECTOR AND CHANGE TO MANAGEMENT TEAM

VANCOUVER, B.C. Western Copper Corporation (“Western Copper” or the “Company”) (TSX:WRN) is pleased to announce the appointments of Mr. Ian Watson as a new Director of the Company and Dr. Paul West-Sells as President and Chief Operating Officer.

Mr. Watson began his career in stockbroking and investment banking in Canada where he became one of the five Executive Committee members of Burns Fry (now BMO Nesbitt Burns). He was a director of Northern Dynasty Minerals from 2003 - 2007, a director of UraMin Inc. from 2005 – 2007, and Chairman and Managing Director of Galahad Gold PLC from 2002 – 2008.

Mr. Watson is currently Chairman of Agrifirma Brazil Ltd., and a Director of Spanish Mountain Gold, Ltd. See www.ianwatson.biz for further details.

Dr. West-Sells has over 15 years experience in the mining industry. Since obtaining his Ph.D. from the University of British Columbia in Metallurgical Engineering, he has worked with BHP, Placer Dome, and Barrick in a series of increasingly senior roles in Research and Development and Project Development. Most recently, he was Executive Vice President Corporate Development at Western Copper.

"Ian will be an excellent addition to our Board and we are very pleased that he has agreed to join us.” said Dale Corman, Chairman & CEO, “I am also pleased that Paul will step into a position that will allow for him to oversee more of the day to day operation of the company.”

ABOUT WESTERN COPPER CORPORATION
Western Copper is a Vancouver based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of four Canadian properties. The two most advanced projects are the Carmacks Copper Project and the Casino Project both located in the Yukon. The Casino Project is one of the world's largest open-pittable copper, gold and molybdenum deposits. For more information, visit www.westerncoppercorp.com

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, COO or Chiara Orrigoni, Investor Relations at 604.684.9497 or email info@westerncoppercorp.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

2050–1111 West Georgia St, Vancouver, B.C., Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com